

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via E-Mail</u>
Jay Novak
Chief Financial Officer and Secretary
International Stem Cell Corporation
5950 Priestly Drive
Carlsbad, California 92008

>**Re: International Stem Cell Corporation**
>**Preliminary Proxy Statement on Schedule 14A**
>**Filed March 12, 2014**
>**File No. 000-51891**

Dear Mr. Novak:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-Mail</u>
Douglas J. Rein
DLA Piper LLP
4365 Executive Drive
Suite 1100
San Diego, California 92121-2133